FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 14, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2012

November 14, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended September 30, 2012.

Key Financial Highlights of Q3 2012

•                  Consolidated revenues of $3,132 million stable q-o-q

•                  Consolidated adjusted OIBDA(1) of $1,379 million stable q-o-q with 44.0% OIBDA margin

•                  Consolidated net income(2) of $630 million

•                  Free cash-flow(3) positive with $1.6 billion for the nine months ended September 30, 2012

Key Corporate and Industry Highlights

•                  Obtained license and frequencies to provide LTE telecommunication services in Russia in the FDD (frequency division duplexing) standard

•                  Announced the withdrawal of operating licenses of Uzdunrobita FE LLC (“MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan

•                  Completed the dividend payment of RUB 14.71 per ordinary MTS for the 2011 fiscal year, amounting to a total of RUB 30.4 billion

•                  Resumed operations in Turkmenistan

•                  Repurchased the series 05 ruble-denominated bond in the amount of approximately RUB 13.2 billion and changed the bond’s coupon rate from an annual rate of 14.25% to 8.75%

•                  Launched MVNO LTE network in Kazan

•                  Launched Russia’s first TDD (time division duplexing) LTE network in Moscow and the Moscow region

•                  Acquired a 100% stake in Elf group of companies, a fixed broadband and pay-TV services provider in Belgorod and the Belgorod region, for RUB 220 million

•                  Acquired a 100% stake in LLC “Intercom”, a broadband and cable TV provider in the Mari El Republic, for RUB 90 million

(1)         See Attachment A for definitions and reconciliation of adjusted OIBDA and adjusted OIBDA margin to their most directly comparable US GAAP financial measures.

(2)         Attributable to the Group.

(3)         See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

•                  Signed a non-binding indicative offer between MTS, MTS Bank and Sistema JSFC to purchase up to 25.095% stake in MTS Bank through a share issuance for up to RUB 5.09 billion

•                  Pursuant to the decision of the appeals court of the Tashkent City Criminal Court the amount of penalties to be paid by MTS-Uzbekistan was determined at approximately $600 million and the previously arrested assets of MTS-Uzbekistan were unfrozen

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “Group revenue for the quarter was stable quarter-on-quarter at just over $3.1 billion due to negative ruble dynamics vs. US dollar during the period despite positive seasonal factors and higher consumption of voice and data products. Group revenue was also significantly impacted by loss of Uzbekistan revenue due to the suspension of our operating license in July. We continue to witness steady subscriber growth and signs of stability and moderate competitive pressures in our markets of operation. For the period, total revenues in Russia increased in ruble terms by 8% year-over-year to 88.3 billion rubles driven by steady voice usage, continued adoption of data services and an increase in our subscriber base and handset sales, including sales of higher-value smartphones due to seasonal factors and expansion of the retail footprint.”

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, said, Group OIBDA rose slightly to nearly $1.38 billion in line with our revenue performance. Our adjusted OIBDA margin for the period reached 44.0%. Overall we are seeing results of our efforts to increase profitability in our business and realize greater efficiencies across the Group. In Russia, OIBDA rose 9% year-over-year to 40.1 billion rubles. OIBDA margin in Russia increased from 44.6% in Q2 to 45.4% in Q3, an improvement which reflects seasonal trends and cost efficiencies despite significantly higher retail costs. Still, our margin is pressured by increase in labor costs, that have advanced 50 basis points year-over-year as a percentage of revenue reflective of higher payroll taxes and social contributions; increase in rent and maintenance costs on the back the expansion of our mobile and fixed network; and continued expansion of the retail footprint. However, we are confident despite these factors we will deliver strong margins and are comfortable with raising our OIBDA margin guidance to over 42% for 2012.”

He continued, “Year-to-date CAPEX exceeded $1.81 billion. Investments are largely being focused on expanding our 3G network and preparing for our 4G roll-out: identifying new sites, connecting base stations to fiber, and proceeding with the implementation of our GPON project in Moscow. Overall, however, we feel it prudent to raise our CAPEX guidance for the year from 20-22% of sales to 23-24% of sales or roughly $2.9 billion. This increase is due to the effects of currency on our equipment costs and services since we first guided at the beginning of the year, as opposed to any dramatic change in our investment plans.”

Mr. Dubovskov added, “Over the past quarters, we have seen clear volatility in our net income over currency fluctuations related to our debt composition and other one-time factors, including developments in our Central Asia markets. In this difficult currency environment, we have come to the conclusion that net income is not the best metric to use as a basis for the calculation of our dividend. We are currently devising a new policy that ties dividend amount to free cash flow which, in our view, constitutes a clearer, more transparent basis for determining our return to shareholders. We expect to propose the new policy to our Board of Directors for adoption prior to the final determination of our FY2012 dividend. For now, we can say that we intend to increase our cumulative dividend payout over the next three years by at least 25% in relation to the roughly 91 billion rubles we have paid out since fiscal year 2009. This implies a total cumulative dividend of at least 114 billion rubles for the fiscal years 2012 to 2014 or a payout per share of at least 18 rubles 30 kopeks. We believe that this level, which should constitute a sizable portion of our free cash flow, will allow us over the next three years to meet our investment needs, maintain our relative debt levels and demonstrate our commitment to shareholder value.”

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2012. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

USD million	Q3 2012	Q3 2011	y-o-y		Q2 2012	q-o-q
Revenues	3,132.1	3,274.7	-4.4%		3,122.2	stable
Adjusted OIBDA	1,379.4	1,439.9	-4.2%		1,373.6	stable
- margin	44.0%	44.0%	stable		44.0%	stable
Net operating income/(loss)	824.8	852.8	-3.3%		(284.4)	n/a
- margin	26.3%	26.0%	+0.3	p	n/a	n/a
Net income/(loss)	630.0	361.8	+74.1%		(681.8)	n/a
- margin	20.1%	11.1%	+9.0	pp	n/a	n/a

Russia Highlights

RUB million	Q3 2012	Q3 2011	y-o-y		Q2 2012	q-o-q
Revenues(4)	88,255.1	81,738.0	8.0%		82,827.8	6.6%
- mobile	74,654.6	68,978.3	8.2%		69,342.4	7.7%
- fixed	15,410.0	14,653.4	5.2%		15,227.0	1.2%
OIBDA	40,085.0	36,893.3	8.7%		36,929.4	8.5%
- margin	45.4%	45.1%	+0.3	pp	44.6%	+0.8	pp
Net income	19,830.9	9,585.8	106.9%		10,190.3	94.6%
- margin	22.5%	11.7%	+10.8	pp	12.3%	+10.2	pp

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
ARPU (RUB)	288.0	284.0	280.6	297.1	313.2
MOU (min)	272	283	282	309	311
Churn rate (%)	11.9%	12.3%	11.3%	10.5%	10.3%

Ukraine Highlights

UAH million	Q3 2012	Q3 2011	y-o-y		Q2 2012	q-o-q
Revenues	2,664.2	2,498.1	6.6%		2,397.7	11.1%
OIBDA	1,415.7	1,220.7	16.0%		1,243.5	13.8%
- margin	53.1%	48.9%	+4.2	pp	51.9%	+1.2	pp
Net income	664.6	358.9	85.2%		509.5	30.4%
- margin	24.9%	14.4%	+10.5	pp	21.3%	+3.6	pp

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
ARPU (UAH)	42.20	38.73	37.16	40.06	43.77
MOU (min)	586	592	601	611	610
Churn rate (%)	8.1%	8.1%	8.5%	7.7%	9.0%
SAC (UAH)	64.5	60.4	64.7	61.7	56.7
- dealer commission	35.4	30.6	35.9	33.7	33.8
- adv&mktg	14.7	17.8	17.5	16.5	13.0
- handset subsidy	5.4	3.5	3.2	2.6	2.3
- SIM card & voucher	8.9	8.5	8.1	8.9	7.6

(4)Revenue, net of intercompany.

Uzbekistan Highlights(5)

USD million	Q3 2012	Q3 2011	y-o-y	Q2 2012	q-o-q
Revenues	26.0	112.8	n/a	132.8	n/a
Adjusted OIBDA	(2.2)	56.0	n/a	72.3	n/a
- margin	n/a	49.6%	n/a	54.4%	n/a
Net income/(loss)	(25.8)	11.7	n/a	(1,017.5)	n/a
- margin	n/a	10.4%	n/a	n/a	n/a

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
ARPU (USD)	3.8	3.9	4.1	4.7	n/a
MOU (min)	421	440	468	553	n/a
Churn rate (%)	9.3%	20.2%	11.9%	19.1%	n/a
SAC (USD)	6.5	5.6	6.1	4.7	n/a

Armenia Highlights

AMD million	Q3 2012	Q3 2011	y-o-y		Q2 2012	q-o-q
Revenues	21,774.4	20,746.0	5.0%		19,076.6	14.1%
OIBDA	12,463.8	11,882.2	4.9%		9,932.9	25.5%
- margin	57.2%	57.3%	-0.1	pp	52.1%	+5.1	pp
Net income	2,531.6	3,397.9	-25.5%		2,815.6	-10.1%
- margin	11.6%	16.4%	-4.8	pp	14.8%	-3.2	pp

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
ARPU (AMD)	2,751.0	2,577.1	2,380.3	2,739.2	3,054.6
MOU (min)	293	300	315	342	346
Churn rate (%)	10.0%	13.0%	13.2%	8.7%	7.2%
SAC (AMD)	7,625.3	6,595.9	7,248.3	4,572.7	6,294.7

(5) The functional currency in Uzbekistan is the US dollar.

CAPEX Highlights

USD mln	FY2008	FY 2009	FY2010	FY2011	9M 2012
Russia	1,784.7	1,389.7	2,260.0	2,245.7	1,652.4
- as % of rev	18.8%	17.2%	24.0%	21.1%	20.6%
Ukraine	595.6	377.4	154.9	148.0	68.1
- as % of rev	35.8%	36.0%	14.4%	13.0%	7.5%
Uzbekistan	139.7	460.3	157.9	145.7	80.8
- as % of rev	35.7%	113.7%	35.3%	33.0%	29.4%
Turkmenistan	58.2	52.4	44.4	n/a	n/a
- as % of rev	44.3%	32.6%	21.4%	n/a	n/a
Armenia	34.6	48.5	29.9	45.0	13.2
- as % of rev	13.5%	21.9%	14.4%	22.5%	9.3%
Group	2,612.8	2,328.3	2,647.1	2,584.5	1,814.6
- as % of rev	22.0%	23.7%	23.4%	21.0%	19.6%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan
Director, Investor Relations
Acting Director, Corporate Finance

Department of Investor Relations
Mobile TeleSystems OJSC
Tel: +7 495 223 2025
E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services nearly 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Third Quarter 2012
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile and fixed operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating income	852.8	720.0	649.7	(284.4)	824.8
Add: D&A	587.1	555.6	609.5	579.0	554.6
Add: Impairment	—	—	—	579.0	—
Add: Tax and antimonopoly claims	—	—	—	500.0	—
Adjusted OIBDA	1,439.9	1,275.6	1,259.1	1,373.6	1,379.4

Russia (USDmln)	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating income	829.3	691.3	660.2	745.3	806.0
Add: D&A	439.1	411.5	463.7	442.8	445.4
OIBDA	1,268.4	1,102.8	1,123.9	1,188.1	1,251.4

Ukraine (USDmln)	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating income	66.3	60.1	49.3	79.8	101.7
Add: D&A	86.8	83.5	83.3	75.8	75.4
OIBDA	153.1	143.7	132.6	155.6	177.1

Uzbekistan (USDmln)	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating income/(loss)	14.8	18.2	6.6	(1,050.7)	(18.9)
Add: D&A	41.2	42.5	44.7	44.0	16.7
Add: Impairment	—	—	—	579.0	—
Add: Tax and antimonopoly claims	—	—	—	500.0	—
Adjusted OIBDA	56.0	60.7	51.3	72.3	(2.2)

Armenia (USDmln)	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating income	12.3	7.1	11.6	8.3	13.3
Add: D&A	19.9	18.0	17.7	16.4	17.0
OIBDA	32.2	25.1	29.2	24.7	30.3

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating margin	26.0%	24.1%	21.6%	(9.1)%	26.3%
Add: D&A	18.0%	18.6%	20.2%	18.6%	17.7%
Add: Impairment	—	—	—	18.5%	—
Add: Tax and antimonopoly claims	—	—	—	16.0%	—
Adjusted OIBDA margin	44.0%	42.8%	41.8%	44.0%	44.0%

Russia	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating margin	29.5%	27.1%	25.3%	27.9%	29.2%
Add: D&A	15.6%	16.1%	17.8%	16.6%	16.2%
OIBDA margin	45.1%	43.2%	43.2%	44.5%	45.4%

Ukraine	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating margin	21.2%	20.8%	17.8%	26.6%	30.5%
Add: D&A	27.7%	28.8%	30.0%	25.3%	22.6%
OIBDA margin	48.9%	49.6%	47.8%	51.9%	53.1%

Uzbekistan	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating margin	13.1%	15.8%	5.7%	(790.9)%	(72.6)%
Add: D&A	36.5%	37.0%	38.6%	33.1%	64.0%
Add: Impairment	—	—	—	435.8%	—
Add: Tax and antimonopoly claims	—	—	—	376.4%	—
Adjusted OIBDA margin	49.6%	52.8%	44.3%	54.4%	-8.6%

Armenia	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Operating margin	21.8%	14.3%	26.9%	17.6%	25.0%
Add: D&A	35.4%	36.2%	41.1%	34.4%	32.2%
OIBDA margin	57.3%	50.5%	68.0%	52.0%	57.2%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2011	As of Sep 30, 2012
Current portion of debt and of capital lease obligations	1,155.7	781.5

Long-term debt	7,554.0	6,520.9

Capital lease obligations	5.5	2.6

Total debt	8,715.2	7,305.0

Less:

Cash and cash equivalents	1,850.8	751.8

Short-term investments	86.2	131.7

Net debt	6,778.2	6,421.5

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Three months ended	Nine months ended	Twelve months ended
	Dec 31, 2011	Sep 30, 2012	Sep 30, 2012
USD mln	A	B	C=A+B
Net operating income	720.0	1,190.0	1,910.0
Add: D&A	555.6	1,743.1	2,298.7
Add: Impairment	—	579.0	579.0
Add: Tax and antimonopoly claims	—	500.0	500.0
Adjusted OIBDA	1,275.6	4,012.1	5,287.7

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

	For the nine	For the nine
	months ended	months ended
USD mln	Sep 30, 2011	Sep 30, 2012
Net cash provided by operating activities	2,988.4	3,446.2

Less:

Purchases of property, plant and equipment	(1,308.3)	(1,658.4)

Purchases of intangible assets	(202.2)	(156.2)

Proceeds from sale of property, plant and equipment	20.8	2.9

Purchases of other investments	—	(66.0)

Proceeds from other investments	7.5	43.4

Investments in and advances to associates	3.0	—

Acquisition of subsidiaries, net of cash acquired	(57.3)	(41.0)

Free cash-flow	1,451.9	1,570.9

***

Attachment C
Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in thousands of US Dollars except per share amount)

	Nine months ended		Three months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net operating revenue
Service revenue	$8 602 866	$8 644 778	$2 877 822	$3 018 807
Sales of handsets and accessories	665 201	692 175	254 263	255 905
	9 268 067	9 336 953	3 132 085	3 274 712
Operating expenses
Cost of services	(2 029 740)	(1 982 266)	(674 026)	(676 329)
Cost of handsets and accessories	(584 871)	(696 651)	(216 421)	(263 661)
Sales and marketing expenses	(505 098)	(679 930)	(168 014)	(218 374)
General and administrative expenses	(1 911 778)	(1 882 178)	(615 810)	(590 909)
Depreciation and amortization expense	(1 743 122)	(1 779 562)	(554 596)	(587 104)
Provision for doubtful accounts	(70 005)	(85 720)	(17 062)	(23 734)
Impairment of goodwill & long-lived assets	(591 508)	(13 328)	(9 180)	(1 977)
Provision for tax and antimonopoly claims in Uzbekistan	(500 000)	—	—	—
Other operating expenses	(141 884)	(128 431)	(52 167)	(59 802)

Net operating income	1 190 061	2 088 887	824 809	852 822

Currency exchange and transaction gain/(loss)	75 179	(112 182)	99 979	(191 320)

Other income / (expenses):
Interest income	71 217	40 249	13 047	13 271
Interest expense, net of capitalized interest	(424 826)	(489 566)	(112 746)	(157 676)
Other (expenses)/income	(2 352)	31 179	4 806	11 751
Total other expenses, net	(355 961)	(418 138)	(94 893)	(132 654)

Income before provision for income taxes and noncontrolling interest	909 279	1 558 567	829 895	528 848

Provision for income taxes	(425 491)	(407 107)	(191 420)	(136 830)

Net income	483 788	1 151 460	638 475	392 018
Net income attributable to the noncontrolling interest	(23 805)	(100 965)	(8 468)	(30 178)
Net income attributable to the Group	459 983	1 050 495	630 007	361 840

Other comprehensive (loss)/income, net of taxes
Currency translation adjustment	(23 874)	(165 380)	110 410	(259 619)
Unrealized gains on derivatives	14 950	4 515	(12 551)	189
Unrecognized actuarial gains	576	214	192	(536)
Total other comprehensive (loss)/income, net of taxes	(8 348)	(160 650)	98 051	(259 966)
Other comprehensive (loss)/income attributable to the noncontrolling interest	(1 135)	(28 542)	(8 184)	56 489
Other comprehensive (loss)/income attributable to the MTS Group, net of taxes	(9 483)	(189 192)	89 867	(203 477)
Comprehensive income	$450 500	$861 303	$719 874	$158 363

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 988 918	1 988 919	1 988 919	1 988 917
Earnings per share - basic and diluted	0.23	0.54	0.32	0.18

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Amounts in thousands of US dollars)

	As of September 30,	As of December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$751 807	$1 850 826
Short-term investments	131 738	86 242
Trade receivables, net	1 129 076	863 808
Accounts receivable, related parties	5 899	4 488
Inventory and spare parts	307 550	291 075
VAT receivable	192 253	191 039
Prepaid expenses and other current assets	657 450	550 170
Total current assets	3 175 773	3 837 648

PROPERTY, PLANT AND EQUIPMENT	8 334 000	8 205 352

INTANGIBLE ASSETS	2 413 549	2 708 328

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	181 343	188 047

OTHER INVESTMENTS	189 660	123 442

OTHER ASSETS	225 076	255 412

Total assets	$14 519 401	$15 318 229

CURRENT LIABILITIES
Accounts payable	974 967	799 128
Accrued expenses and other current liabilities	1 806 473	1 553 034
Tax and antimonopoly claims in Uzbekistan	500 000	—
Accounts payable, related parties	98 520	56 982
Current portion of long-term debt, capital lease obligations	781 485	1 155 691
Total current liabilities	4 161 445	3 564 835

LONG-TERM LIABILITIES
Long-term debt	6 520 944	7 553 983
Capital lease obligations	2 596	5 529
Deferred income taxes	274 363	227 928
Deferred revenue and other	327 700	314 728
Total long-term liabilities	7 125 603	8 102 168

Total liabilities	11 287 048	11 667 003

Redeemable noncontrolling interests	63 386	80 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of September 30, 2012 and December 31, 2011 (777,396,505 of which are in the form of ADS as of September 30, 2012 and December 31, 2011)

	50 814	50 814
Treasury stock (77,494,385 and 77,496,725 common shares at cost as of September 30, 2012 and December 31, 2011, respectively)	(992 141)	(992 141)
Additional paid-in capital	97 667	92 720
Accumulated other comprehensive income	(972 880)	(963 992)
Retained earnings	4 885 199	5 294 651
Total shareholders’ equity attributable to the Group	3 068 659	3 482 052
Noncontrolling interest	100 308	88 571
TOTAL SHAREHOLDERS’ EQUITY	3 168 967	3 570 623

Total liabilities and shareholders’ equity	$14 519 401	$15 318 229

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in thousands of U.S. dollars)

Nine months ended
	September 30, 2012	September 30, 2011

Net cash provided by operating activities	3 446 197	2 988 440

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries net of cash acquired	(40 956)	(57 274)
Purchases of property, plant and equipment	(1 658 356)	(1 308 321)
Purchases of intangible assets	(156 214)	(202 191)
Proceeds from sale of property, plant and equipment and assets held for sale	2 949	20 775
Purchases of short-term investments	(978 505)	(439 242)
Proceeds from sale of short-term investments	870 693	690 870
Purchases of other investments	(66 086)	(15)
Proceeds from sale of other investments	43 387	7 485
Investments in and advances to associates	—	3 000
Increase in restricted cash	(1 837)	(1 197)
Net cash used in investing activities	(1 984 925)	(1 286 110)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from related parties and non-controlling interests	(8 190)	(189 114)
Contingent consideration paid on acquisition of sudsidiaries	—	(13 532)
Proceeds from issuance of notes	—	227 542
Proceeds from sale of treasury shares	19	—
Proceeds from issuance of common stock	—	13 442
Repurchase of common stock	—	(67)
Repayment of notes	(800 784)	(49 409)
Notes and debt issuance cost	—	(1 320)
Capital lease obligation principal paid	(5 177)	(7 445)
Dividends paid	(919 052)	(1 239 828)
Effect of Stream Deconsolidation	(7 220)	—
Proceeds from loans	195 336	386 245
Loan principal paid	(1 098 196)	(203 895)

Net cash used in financing activities	(2 643 264)	(1 077 381)

Effect of exchange rate changes on cash and cash equivalents	82 973	(79 308)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(1 099 019)	545 641

CASH AND CASH EQUIVALENTS, at beginning of period	1 850 826	927 694

CASH AND CASH EQUIVALENTS, at end of period	751 807	1 473 335

Group financial results for the third quarter 2012 Investor conference call – November 14, 2012 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights MTS Bank Key financial and operating results Appendix News summary and recent events Group financial highlights Group balance sheet and Free Cash Flow Group capital expenditures Group debt Subscriber base dynamics Revised outlook for 2012 Dividend history and projected dividends 3i Strategy Contents 3

MTS a step ahead

Group news summary for Q3 2012 and recent events

Q3 2012 highlights

- Obtained license and frequencies to provide LTE telecommunication services in Russia in the FDD (frequency division duplexing) standard
- Announced the withdrawal of operating licenses of Uzdunrobita FE LLC ("MTS-Uzbekistan"), MTS's wholly owned subsidiary in Uzbekistan
- Completed the dividend payment of RUB 14.71 per ordinary MTS for the 2011 fiscal year, amounting to a total of RUB 30.4 bln
- Resumed operations in Turkmenistan
- Repurchased the series 05 ruble-denominated bond in the amount of approximately RUB 13.2 bln and changed the bond's coupon rate from an annual rate of 14.25% to 8.75%
- Launched MVNO LTE network in Kazan
- Launched Russia's first TDD (time division duplexing) LTE network in Moscow and the Moscow region
- Acquired a 100% stake in Elf group of companies, a fixed broadband and pay-TV services provider in Belgorod and the Belgorod region, for RUB 220 mln
- Acquired a 100% stake in LLC "Intercom", a broadband and cable TV provider in the Mari El Republic, for RUB 90 mln

Thereafter

- Signed a non-binding indicative offer between MTS, MTS Bank and Sistema JSFC to purchase up to 25.095% stake in MTS Bank through a share issuance for up to RUB 5.09 bln
- Pursuant to the decision of the appeals court of the Tashkent City Criminal Court the amount of penalties to be paid by MTS-Uzbekistan was determined at approximately $600 mln and the previously arrested assets of MTS-Uzbekistan were unfrozen

4

Total Group Revenue (USD mln) Total Group Adjusted OIBDA* (USD mln) stable -4% +5% stable -4% +11% *Adjusted OIBDA represents operating income before depreciation and amortization, impairment of long-lived and other assets and tax and antimonopoly claims in Uzbekistan in Q2 2012 For further information, please see the Appendix for definitions and reconciliations Group financial highlights: Revenue and OIBDA Quarter-over-quarter revenue dynamics impacted by loss of Uzbekistan revenue due to suspension of operating license Revenue further weakened by ruble dynamics vs. US dollar during the period despite positive seasonal factors and higher consumption of voice and data products Higher year-to-date OIBDA margin improvement due to improved sales & marketing expenses and sustained general & administrative cost controls 5 Adjusted OIBDA margin 41.6% 44.0% 42.8% 41.8% 44.0% 44.0% 41.4% 43.3% Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 -1% +4% 9 337.0 9 268.1 3 868.4 4 012.1

Total Group Net Income* (USD mln) n/a +74% -1% Strong bottom line in Q3 2012 due to lower interest expenses and a non-cash foreign currency gain of $100.0 mln Group financial highlights: Net Income 6 (681.8) Net income margin 11.7% 11.1% 13.2% 17.0% n/a 20.1% 11.3% 5.0% Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 1 050.5 460.0 -56% Q2 2012 *Includes in Q2 2012 a non-cash impairment for goodwill and long-lived assets of $579 mln and provision for tax and antimonopoly claims of $500 mln recorded in the second quarter resulting from the suspension of operations in Uzbekistan in July 2012

Free cash flow* of $1.6 bln for the nine months of 2012 Decline in cash on hand due to FY2011 dividend payment Decline in net debt/LTM OIBDA due to improving operating performance and strong debt management practices *See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix; certain figures, like Free Cash Flow, are subject to currency volatility between the US dollar and currencies of those markets where MTS operates. Group balance sheet and Free Cash Flow 7 Balance sheet (USD mln unless noted) As of Dec 31, 2011 As of Sep 30, 2012 Cash and cash equivalents $1 850.8 $751.8 Short-term investments $86.2 $131.7 Total debt $8 715.2 $7 305.0 Long-term debt $7 559.5 $6 523.5 Short-term debt $1 155.7 $781.5 Net debt* $6 778.2 $6 421.5 LTM Adjusted OIBDA* $5 144.1 $5 287.8 Net debt/LTM Adjusted OIBDA 1.3x 1.2x Free Cash Flow (YTD) (USD mln) 621.3 2 482.8 1 451.9 1 570.9 +8%

Capital expenditures for nine months of 2012 total $1 814.6 mln Continuation of 3G network build-out in Russia with a total of over 26 000 3G base stations at the end of Q3 2012 Upgrade of 3G base stations to support LTE standard in the Moscow region Continuation of roll-out of GPON project in Moscow Sustained modernization of regional fixed-line networks Group capital expenditures 8 2 647.1 2 612.8 2 328.3 2 584.5 Russia 1 784.7 1 389.7 2 260.0 2 245.7 1 652.4 Ukraine 595.6 377.4 154.9 148.0 68.1 Uzbekistan 139.7 460.3 157.9 145.7 80.8 Turkmenistan 58.2 52.4 44.4 n/a n/a Armenia 34.6 48.5 29.9 45.0 13.2 Group 2 612.8 2 328.3 2 647.1 2 584.5 1 814.6 - as % of revenue 22.0% 23.7% 23.4% 21.0% 19.6% (in USD mln) 2008 2009 2010 2011 9M 2012 * Estimated CAPEX spend for 2012E; see slide ‘Revised Outlook for 2012’ for more information ≈2 900 or 23-24% of revenue* 1 814.6

Debt repayment schedule (USD mln) MTS Series 03 and 08 ruble bonds contain put options that can be exercised in June 2013 and in November 2015 respectively. MTS expects the options to be exercised. Total Group Debt = $7.3 bln Group debt at the end of Q3 2012 Debt optimization initiatives created a portfolio with manageable principal repayment schedules in the short- and medium-term In July 2012, MTS repurchased the series 05 ruble-denominated bond in the amount of approximately RUB 13.2 bln Debt composition reflective of the Company’s internal target of maintaining 70% of its portfolio in ruble-denominated instruments 9 97 687 2 011 1 336 1 544 842 779 *Debt composition by currency includes FOREX hedging in the amount of $300 mln as of Q3 2012 Debt composition by currency Q3 2012* Debt composition by type Q3 2012 Bonds Credit facilities 3% 76% 21% 36% 64% RUB EUR USD

Overall mobile subscribers decline due to suspension of operations in Uzbekistan In Russia, MTS continues to focus on mobile subscriber quality and churn optimization by driving sales through its mono-brand network and motivating third-party dealers to drive top-offs Decrease in a number of broadband subscribers due to termination of WiMAX operations in Moscow as we transition to LTE Number of broadband and pay TV subscribers impacted by reconciliation of acquired companies’ subscriber definitions with those of MTS *Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group subscriber base dynamics during the quarter 10 MTS subscribers (mln unless noted) Q2 2012 Q3 2012 % change Total mobile 105.56 99.16 -6.1% Russia: - mobile 69.59 70.73 1.6% - households passed, 000s 11 507 11 761 2.2% - broadband Internet, 000s 2 285 2 224 -2.7% - pay TV, 000s 2 937 2 949 stable Ukraine* 19.64 20.09 2.3% Uzbekistan 9.00 - n/a Turkmenistan - 0.85 n/a Armenia 2.31 2.35 1.7% Belarus** 5.02 5.14 2.4%

Total Group Revenue* Group CAPEX as % of Revenue* +5-7% +7% 20-22% 23-24% Management amends revenue growth guidance to 7% in local currency; Key factors may include: Macroeconomic developments in core markets Increase in voice usage through tariffs designed to drive on-net usage and improve customer loyalty Growth in data revenues through higher penetration of smartphones and modems penetration Further development of our businesses in the CIS Guidance for OIBDA margin amended to >42%, which reflects improved competitive outlook in the market, despite cost pressure due to: Slower top-line growth year-over-year Increasing labor costs due to higher social taxes Inflationary pressure in operational expenses Retail development and sales of handsets and devices Suspension of higher-margin operating activities in Uzbekistan CAPEX guidance for the year as percent of revenue amended to 23 – 24% or ≈$2.9 billion due to: Weakening of core ruble currency versus the US dollar Modest acceleration in build-out of 3G networks and preparation for LTE roll-out Longer-term guidance to be amended during Q4 2012 disclosure OIBDA margin 41-42% >42% >40% Previous outlook for 2012 Revised outlook for 2012 Outlook for 2013-2015 *Based on regional currency FOREX rates relative to the US dollar as of March 12, 2012 or when MTS disclosed its full-year 2011 financial and operating results Revised outlook for 2012* 11 +5-7% 15-18%

Dividend history and projected dividends MTS’s philosophy remains to pay out a fair remuneration based upon the operational performance of MTS while factoring earnings growth, capital expenditure requirements, cash flow from operations, opportunities for inorganic growth as well as the Company’s overall debt position MTS is currently devising an amended dividend policy tying its payout to free cash flow MTS will recommend to its Board of Directors to increase our cumulative dividend payout over the next three years by at least 25% in relation to the roughly RUB 91 bln we have paid out since FY2009 This implies a total cumulative dividend of at least RUB 114 bln or at least RUB 18.3 per share per annum for FY2012 to FY2014 Decisions on dividends are ultimately however proposed by the Board of Directors and voted upon thereafter at an annual general meeting of shareholders (AGM) in the first half of the year Dividend payment, 2009-2014E (RUB bln) 12 RUB >114 bln >25% FY2009 FY2010 FY2011 FY2012E - 2014E RUB per share 15.4 14.5 14.7 >18.3 per annum RUB 91.1 bln

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 13

Financial and corporate highlights MTS Bank Key financial and operating results Appendix MTS & Financial Services Strong growth in retail banking Growth in retail lending Expected growth in payments MTS Bank transaction & МТС Деньги/MTS Dengi Contents 14

MTS a step ahead

MTS & Financial Services

MTS launches 3i Strategy to enhance customer experience, drive ARPU growth and improve loyalty

MTS launches Easy Payment services that allows payments from more than 7,000 vendors via mobile application or MTS's website from a mobile account or bank card



MTS launches PayPass ,contactless NFC payments in partnership with MasterCard. SIM cards equipped with NFC antennas and MTS Dengi credit cards are distributed in the MTS retail network


NFC

Dec 2008 | Feb 2009 | Sep 2010 | Apr 2011 | May 2012 | Dec 2012



MTS is the first operator in Russia to develop widespread proprietary retail chain; by Q3 2012 MTS operates 4,400 stores throughout Russia

MTS partnered with the Moscow Bank for Reconstruction and Development (MBRD)* in MTS-Dengi (MTS-Money) project and launched PoS loans and credit cards distribution in the MTS retail network



MTS expects MTS Dengi to have around 1 million cards issued by the end of 2012 and a loan portfolio of RUB 10 billion

By 2017, MTS expects financial products to contribute at least 5% of net earnings

Twin pillars of MTS's strategy in Financial Services

Mobile payments

- Enhancing capability of mobile payments
- Broadening mobile commerce platforms

Financial products

- Promoting innovative financial products in the "unbanked" Russian market
- Stimulating sales of smartphones and data-generating devices

*In February 2012, MBRD rebranded to MTS-Bank

15

Strong growth in retail banking Sources: Local Central Banks, EIU, FactSet as at 30 July 2012 Note: Regression based on Nominal GDP and Total Retail Loans as of 2011 GDP per Capita (€ ‘000) Retail Loans / GDP Regression analysis suggests further growth potential in retail banking Research analysts expect strong earnings growth in Russian banking sector Average EPS Growth CAGR ’11-’14 ROAE 2014E Russia 15.7% 14.4% Latin America 12.2% 17.8% Asia ex. Japan 12.2% 13.6% Emerging Europe ex. Russia 7.9% 11.1% US 6.2% 8.4% Western Europe (1.4%) 6.3% Russia 2011A Russia 2030E Russia’s retail loans are expected to grow at 19% CAGR 2011 – 2030 based on regression analysis 16 US UK Sweden Spain Slovenia Slovakia Romania Portugal Poland Netherlands Malta Lithuania Latvia Italy Ireland Hungary Greece Germany France Finland Estonia Czech Republic Bulgaria Belgium Austria China Russia 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% -- 10.0 20.0 30.0 40.0 50.0 14.4% 15.8% 16.8% 2012E 2013E 2014E 13.2% 11.7% 11.9% 2012E 2013E 2014E 4.0% 7.3% 7.5% 2012E 2013E 2014E 6.8% 8.4% 9.2% 2012E 2013E 2014E 3.1% 2.3% (4.9%) 2012E 2013E 2014E

[LOGO]

Expected growth in payments Volume of e-payments in 2011 in Russia is estimated at RUB 987 bln In 2012-2014 volume of payments and transfers by individuals is expected to grow at an annual rate of 20% in Russia Quick growth of credit cards penetration will be driving turnover of payments Payments by Bank Card Source: IE Market Research Corporation 2011, Yankee Group 2011, Gartner Report 2011, Mobile Payments Today 2011. 18 Gross Value of Global Mobile Payment Transactions, USD bln 10 +122.5% CAGR Mobile penetration globally by far exceeds penetration if financial services: 2 billion credit card users versus 5 billion mobile phone users Mobile payments will be growing much faster than e-commerce: CAGR of 122.5% is forecasted in mobile payments 2010-2915E compared to only 15% CAGR in turnover of e-commerce Market volume for payments and money transfer by individuals in Russia, RUB mln

MTS Bank transaction & МТС Деньги/MTS Dengi RUB 5.09 bln for up to 25.095% stake through additional issue of shares Sistema’s direct stake would decrease from 87.1% to 65.3% with the balance held by Sistema’s subsidiaries Valuation of MTS Bank Implied equity value= RUB 15.2 bln Book value* = RUB 16.9 bln P/B ratio = 0.90* *Based on the Book Value as of H1 2012 in accordance with the IFRS standards. Subordinated loan = RUB 2.1 bln Deal structure and valuation enables MTS and MTS Bank to agree on profit-sharing agreement for the development of the MTS Dengi project 19 МТС Деньги PoS Loans Cash Loans Mobile Commerce Virtual Cards NFC-Enabled Cards Gift Cards Credit Cards MTS Dengi Products Key Benefits Enables MTS to better capture growth in financial services Provides MTS with a voice through representation at the MTS Bank BoD and influence over the operations of the bank Utilizes the MTS brand, the most powerful telecommunications brand in Russia Allows MTS to distribute financial products to a larger share of its 70 million mobile customers Creates data mining/CRM possibilities Leverages pan-Russia retail network of 4,400 stores Key Benefits Provides capital infusion to fund the development of MTS Dengi project Funding through subordinated loan for retail improvement to ensure MTS customers enjoy a high-quality customer experience throughout all MTS-branded properties Banking license and existing footprint Expertise in financial services Trained personnel to sell financial products Scoring methodology and existing IT infrastructure Balanced and transparent dual shareholder structure Subsequent funding of the bank development commensurate with ownership stakes

Financial and corporate highlights MTS Bank Key financial and operating results Appendix Russia Ukraine Armenia Turkmenistan Uzbekistan Contents 20

Quarter-over-quarter revenue growth in line with positive seasonal trends and reflective of higher contribution from roaming revenues and growth in sales of handsets Year-over-year revenue growth as a result of sustained increase in voice and data usage Absolute OIBDA year-over-year improvement indicative of continued cost optimization, change in dealer remuneration policies and increasing share of high-margin data revenues Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) +7% +8% +7% +9% +9% +14% Russia financial highlights 21 OIBDA margin 42.7% 45.1% 43.2% 43.1% 44.6% 45.4% 42.4% 44.4% Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 +8% +13% 232.1 249.8 98.4 110.9

Fixed Russia Revenue (RUB bln) +1% +5% -6% Russia revenue breakdown Mobile service revenue year-over-year growth as a result of sequential increase in voice and data usage, as well as higher sales in handsets Sales of handsets and accessories increased driven by seasonal trends, expansion of the retail network, a greater share of smartphones in the sales mix, and increased usage of point-of-sale credit for purchases Year-over-year growth in fixed revenue enhanced by Company’s M&A activity and modernization of regional networks 22 Mobile Russia Revenue (RUB bln) +8% +8% +9% Incl. sales of handsets & accessories 5.6 7.3 6.0 6.0 6.5 8.1 19.7 20.6 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 +8% +4% 193.5 209.3 44.3 45.9

Russia mobile operating indicators Strong year-on-year ARPU growth driven by the Company’s efforts to stimulate voice and data usage MOU growth as a result of the Company’s continued focus on increasing voice usage to drive loyalty and increase customer value Sequential churn improvement reflective of the Company’s efforts to attract high-quality subscribers, stimulate subscriber loyalty and sustained effect of revised dealer remuneration policies ARPU (RUB) MOU (min) +5% +9% +9% +1% +14% +1% 23 Subs, mln 71.1 70.1 70.0 69.4 69.6 70.7 Churn rate, % 11.3% 11.9% 12.3% 11.3% 10.5% 10.3% VAS ARPU 64.4 69.7 72.8 81.7 77.5 80.0 - as % of ARPU 24.3% 24.2% 25.7% 29.1% 26.1% 25.6% APPM 0.98 1.06 1.00 0.99 0.96 1.01 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012

Key initiatives included: Launch of campaign: month of “Unlimited Internet on Phone” (BIT) for free with Super MTS tariff plan Active promotion of data usage in roaming Month of unlimited internet for free for clients purchasing Samsung and Nokia smartphones Sequential decrease in content revenues due to seasonal factors and anti-fraud activities Russia mobile operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue +12% +12% +10% +10% +31% +14% -2% +22% +13% 24 Total VAS (RUB mln)* 13 616 15 290 16 578 18 264 17 613 18 875 43 271 54 752 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 +9% +33% +34% 12 564 13 663 17 884 23 804 11 772 15 801

Russia fixed operating indicators Residential ARPU quarter-on-quarter decline impacted by seasonal factors with a generally lower subscriber activity during Summer Quarter-on-quarter increase in corporate ARPU in-line with seasonal trends in the corporate market and impacted by growing share of value-added products ARPU Residential (RUB) ARPU Corporate (RUB) -2% -1% -4% +4% -3% +5% 25 Total households passed, 000s 10 079 10 415 11 433 11 448 11 507 11 761 Total BB subs, 000s 1 957 2 032 2 152 2 238 2 285 2 224 Total pay-TV subs, 000s* 2 635 2 741 2 987 2 971 2 937 2 949 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012

MTS retail network development Expansion of the MTS retail network, 2010 – 2012 MTS continues to expand its retail chain with a focus on smaller markets to drive sales of higher-margin data products and services At the end of Q3 2012, MTS retail network comprised 4,388 stores, including 1,612 franchised outlets. MTS plans to increase its retail footprint by up to 200-300 stores till the end of the year Sales increased by 29% quarter- over-quarter in terms of units sold in Q3 2012 Sales of smartphones in the sales mix advanced by 8pp year-over-year in terms of units sold in Q3 2012 26 Smartphones* sales and penetration, 2010 – 2012 20% 3 373 4 024 4 388 4 588 *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux or Bada >30% 28.2%

Sustained revenue growth due to growth in active subscriber base, sustained higher usage and price revisions Strong OIBDA margin growth in Q3 2012 due to strong top-line increase and sustained cost discipline Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) +11% +7% +12% +14% +16% +13% 27 OIBDA margin 48.4% 48.9% 49.6% 47.8% 51.9% 53.1% 47.4% 51.1% Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 +7% +15% 6 792 7 280 3 223 3 719

Ukraine operating indicators ARPU (UAH) MOU (min) Quarter-over-quarter ARPU growth reflective of seasonally higher roaming revenues as well as efforts aimed to further monetize the subscriber base, including an increase to the minimum amount of top-ups on the tariff plans with unlimited on-net calls and increase of flat rates on a number of other tariff plans MOU remains stable at a high level in Q3 2012 Churn increase due to seasonal factors stable +4% +10% +5% +8% stable 28 *Including CDMA subscribers starting Subs, mln* 18.8 19.3 19.5 19.4 19.6 20.1 Churn rate, % 7.0% 8.1% 8.1% 8.5% 7.7% 9.0% VAS ARPU 11.0 11.5 11.8 11.8 11.1 11.8 - as % of ARPU 28.3% 27.1% 30.5% 31.9% 27.6% 26.9% SAC 64.7 64.5 60.4 64.7 61.7 56.7 APPM 0.066 0.072 0.065 0.062 0.066 0.072 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012

Data traffic growth on the back of network modernization, which increases consumption of GPRS traffic Increase in messaging revenue due to price increases Lower content revenues due to seasonal factors and fewer promotions Key initiatives in Q3 2012: Launch of a CDMA modem supporting higher speeds Launch of a new MTS Connect tariff plan for Internet Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +14% +8% +7% +11% +12% +8% -8% -13% +3% 29 Total VAS (UAH mln) 614 654 687 691 648 701 1 888 2 040 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2011 Q3 2011 9M 2011 9M 2012 +7% +12% -4%

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) +14% +5% +11% +26% +5% +18% 30 Strong quarterly revenue growth due to positive seasonality and an increase in roaming revenues OIBDA dynamics in line with revenue trends and overall cost optimization efforts OIBDA margin 54.2% 57.3% 50.5% 68.0% 52.1% 57.2% 54.4% 58.7% Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012 +3% +11% 55.7 57.5 30.3 33.7

Armenia operating indicators Year-on-year ARPU growth reflective of Company’s efforts to retain and attract higher-value subscribers and improving competitive environment Year-over-year MOU increase a result of on-net usage stimulation ARPU (AMD) MOU (min) +8% +12% +11% +13% +1% +18% 31 Subs, mln 2 509.8 2 461.8 2 377.8 2 230.3 2 314.4 2 353.9 Churn rate, % 8.5% 10.0% 13.0% 13.2% 8.7% 7.2% SAC 8 237.3 7 625.3 6 595.9 7 248.3 4 572.7 6 294.7 APPM 8.9 9.4 8.6 7.6 8.0 8.8 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012

32 Ashgabat Key facts about Turkmenistan* Population: 5.4 mln Population density: 11 per km2 GDPreal growth 2012-2013: 8.0% *Source: IMF, July 2012 Turkmenistan highlights Om August 30, 2012, MTS re-launched its network in Turkmenistan and allowed existing subscribers to re-activate SIM cards On September 30, 2012, MTS started selling SIM cards to new subscribers Key figures as of Q3 2012: No. of subscribers: 845,295 $1.1 mln of revenues 96% of base stations are in operation 7 own retail stores and 165 franchise stores MTS targets to have app. 1 mln subscribers at the end of 2012

Recognition of revenues for the period till July 17, 2012, when the operations were suspended On August 13, 2012, the Tashkent Commercial Court granted petition of the State Agency for Communications and Information of Uzbekistan to withdraw all operating licenses of MTS’s wholly-owned subsidiary in Uzbekistan Uzbekistan highlights Total Uzbekistan Adjusted OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) 33 (2) OIBDA margin 53.5% 49.6% 52.8% 44.3% 54.4% n/a 52.3% n/a Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 9M 2011 9M 2012

Financial and corporate highlights Key financial and operating results MTS Bank Appendix Contents Definitions and reconciliations 34

MTS a step ahead

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q3 2011					Q2 2012					Q3 2012				
USD mln	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating income	852.8	829.3	66.3	14.8	12.3	(284.4)	745.3	79.8	(1,050.7)	8.3	824.8	806.0	101.7	(18.9)	13.3
Add: D&A	587.1	439.1	86.8	41.2	19.9	579.0	442.8	75.8	44.0	16.4	554.6	445.4	75.4	16.7	17.0
Add: Impairment	-	-	-	-	-	579.0	-	-	579.0	-	-	-	-	-	-
Add: Tax and antimonopoly claims	-	-	-	-	-	500.0	-	-	500.0	-	-	-	-	-	-
Adjusted OIBDA	1,439.9	1,268.4	153.1	56.0	32.2	1,373.6	1,188.1	155.6	72.3	24.7	1,379.4	1,251.4	177.1	(2.2)	30.3

	Q3 2011					Q2 2012					Q3 2012				
	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating margin	26.0%	29.5%	21.2%	13.1%	21.8%	(9.1%)	27.9%	26.6%	(790.9%)	17.6%	26.3%	29.2%	30.5%	(72.6%)	25.0%
Add: D&A	18.0%	15.6%	27.7%	36.5%	35.4%	18.6%	16.6%	25.3%	33.1%	34.4%	17.7%	16.2%	22.6%	64.0%	32.2%
Add: Impairment	-	-	-	-	-	18.5%	-	-	435.8%	-	-	-	-	-	-
Add: Tax and antimonopoly claims	-	-	-	-	-	16.0%	-	-	376.4%	-	-	-	-	-	-
Adjusted OIBDA margin	44.0%	45.1%	48.9%	49.6%	57.3%	44.0%	44.5%	51.9%	54.4%	52.0%	44.0%	45.4%	53.1%	(8.6%)	57.2%

35

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2011 As of Sep 30, 2012 Current portion of LT debt and of capital lease obligations 1,155.7 781.5 LT debt 7,554.0 6,520.9 Capital lease obligations 5.5 2.6 Total debt 8,715.2 7,305.0 Less: Cash and cash equivalents 1,850.8 751.8 ST investments 86.2 131.7 Net debt 6,778.2 6,421.5 Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For the nine months ended Sep 30, 2011 For the nine months ended Sep 30, 2012 Net cash provided by operating activities 2,988.4 3,446.2 Less: Purchases of property, plant and equipment (1,308.3) (1,658.4) Purchases of intangible assets (202.2) (156.2) Proceeds from sale of property, plant and equipment 20.8 2.9 Purchases of other investments - (66.0) Proceeds from sale of other investments 7.5 43.4 Investments in and advances to associates 3.0 - Acquisition of subsidiaries, net of cash acquired (57.3) (41.0) Free cash flow 1,451.9 1,570.9 36

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Three months ended Dec 31, 2011 Nine months ended Sep 30, 2012 Twelve months ended Sep 30, 2012 A B C = A + B Net operating income 720.0 1,190.0 1,910.0 Add: D&A 555.6 1,743.1 2,298.7 Add: Impairment - 579.0 579.0 Add: Tax and antimonopoly claims - 500.0 500.0 Adjusted OIBDA 1,275.6 4,012.1 5,287.7 37

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and Reconciliations 38

According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived and other assets, as well as tax and antimonopoly claims in Uzbekistan that relates to Q2 2012. Appendix – Adjusted OIBDA definition 39

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 14, 2012

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